

extending our reach

The Female Health Company

2001 Annual Report

In Brazil with *DKT do Brasil*

"Brazil is a leader in AIDS prevention and care. A recent government evaluation showed that some study groups more than doubled condom use since the introduction of FC. Moreover, women who were HIV-positive and sexually active, used or continued to use FC during the study period...The message is getting through, and Brazil has much to teach the international community about conveying the point – *and the urgency.*"

Rosemeire Munhoz, National STD/AIDS Co-ordinating Office, Ministry of Health of Brazil



The point is that women who learn about FC demand it and use it. Brazilian women have embraced this product because it offers them the opportunity to take control. Since 1998, Brazil's Ministry of Health has ordered more than four million Female Condoms. In addition, FHC's marketing partner in Brazil – *DKT do Brasil* – has distributed an additional two million Female Condoms since 1997.

Clearly, FC has been key to the national response to HIV/AIDS, and one lesson from Brazil is that the demand and need are there, but the word must get out. The government's free distribution and *DKT*'s commercial and social marketing show that broader communication and availability are critical to effective intervention.

Brazil has proven that use of FC has been highest among women and men reached through community outreach, echoing our experience elsewhere. As we extend our reach, FHC will leverage Brazil's successful FC introduction strategies.

In Canada with Toronto Public Health

"It's time we take control. Give your vagina a choice."

Toronto Public Health Department Female Condom Campaign Slogan

Although the Toronto Public Health Department was giving out large numbers of male condoms, many women were reporting the unwillingness of their partners to use them. Determined to curb unplanned pregnancies and the transmission of sexually transmitted disease (STD), Toronto Public Health was looking for guidance.

Convinced by international studies showing that couples protect themselves more frequently when FC is available as an alternative to other kinds of birth control, Toronto wasted no time in introducing FC (called "Reality" in Canada) and launched a social marketing campaign centered on options for women: "It's time we take control. Give your vagina a choice."



The campaign targets adult women, who may be more comfortable using a condom than young women. However, because FC can protect women when men refuse to wear male condoms, health officials report frequent requests for FC by agencies working with street youth.

The Department is working in tandem with community agencies that assist sexually active women, regardless of age, at high risk for unplanned pregnancy and contracting STDs. The goal is to increase access to FC among women, their male partners and health-care providers.

Toronto's strategic plan also includes a study of FC use in 200 women aged 19 to 45, a media campaign, distribution throughout the city and access to a local "AIDS and Sexual Health Info" hot line. In Toronto, extending our reach means tapping into local hot buttons and leveraging local experience.

In France with Terpan

"Tackling both commercial and public-sector markets simultaneously, our FHC-Terpan team has boosted sales of FC in France by 30 percent in just one year."

Jean Cuissard, President, Terpan

Extending FHC's reach in France meant teaming with Terpan, a local distributor of health products, to promote and distribute FC. Terpan operates on the philosophy that people need options – that each new weapon in the fight against HIV/AIDS should be available if it offers additional hope of halting this public-health crisis.

Terpan has aggressively and successfully launched FC as both "Femidom" on the commercial market, and, with the French Ministry of Health, as "The Female Condom" in the public sector. From start up, this sales dynamo reached 2001's phenomenal growth rate in just 2.5 years.

Terpan's excellent relationship with the Ministry is based on a shared mission, and Terpan has invested considerably in developing key FC training and promotional resources for the Ministry and community organizations. Resources include a video, print materials, demonstration kits and posters – all of which have been instrumental to solid outreach.

Our collaboration with Terpan in France is important not only for building national momentum, but also for replicating their highly successful FC campaign elsewhere in Europe.

In India with HLL



"We estimate that more than three million Indian people are currently infected with HIV. With more than a billion people, India is the world's second most populous nation. Effective intervention here has become a national and international emergency."

G. Rajamohan, Chairman and Managing Director, Hindustan Latex Limited (HLL)

These ominous statistics reveal a rampant rate of HIV infection – one of the highest. Responding to the urgency of India's crisis led FHC to Hindustan Latex Limited (HLL). HLL is India's largest manufacturer and marketer of male condoms and hormonal contraceptives. Established in 1966 with the mission of making top-quality male condoms widely available in India, HLL is the ideal partner for FHC in India.

HLL is committed to providing women and men in India with the best reproductive health options available. Together, FHC and HLL will ensure that FC becomes a core component of HIV/AIDS prevention and education programming.

FHC's groundbreaking agreement with HLL represents yet another step in extending our reach through collaboration. We will partner aggressively to make FC accessible and available to women and men around the world.

In the United States with TAG

"TAG's well-oiled network provides the ideal vehicle for increasing awareness and use of FC in the United States. This year alone, FHC expanded its U.S. public-sector sales by more than 50 percent, thanks, in part, to our increased collaboration with TAG."

Jack Weissman, Vice President, Sales, The Female Health Company

In December 2001, FHC and California-based Total Access Group (TAG) signed an agreement to extend our collaborative reach. Our chief objective is to reach those women most in need where access to FC has been limited.

TAG is a privately held, public-sector distributor that currently serves more than 2,500 U.S. customers, including state and local health departments, community-based organizations (CBOs), Planned Parenthood clinics and family-planning organizations. It has a full-service distribution, marketing, education and customer-service staff that specializes in distributing all major national-brand condoms, lubricants and safer-sex products.



Educational outreach, availability of FC and local know-how are essentials for effective, rapid HIV/AIDS intervention. Further teamwork with TAG is equally essential in realizing our aggressive public-health and business goals.

In Africa with SWAA

"SWAA has been battling HIV/AIDS since 1988. In joining forces, we've increased exponentially the possibilities for empowering and supporting women in communities throughout Africa. We're leveraging daily the lessons we've learned."

Mitchell Warren, Vice President, International Affairs, The Female Health Company

In September 2001, FHC formally joined hands with the Society for Women and AIDS in Africa (SWAA) to extend our reach throughout the continent. Through this pivotal agreement, FHC and SWAA are securing financial, technical and human resources to empower women individually and via community groups to address the causes and consequences of HIV/AIDS in their communities.

SWAA is a regional advocacy network dedicated to mobilizing African women, youth and communities to improve the health profile and social conditions of families and, more specifically, to address the threat of HIV/AIDS.

FHC and SWAA have already worked closely to make FC available to women in Ghana and Senegal. SWAA has been instrumental in training, promoting and distributing FC at the community level. Our expanded partnership will assist SWAA chapters in more than 30 countries to integrate FC into their programs. Our coordinated team approach positions us more powerfully to keep momentum building in FC prevention implementation.




A
the FEMALE CONDOM

exte

Dear Shareholders:

We are pleased to report that The Female Health Company (FHC) made solid, measurable progress in 2001. Moreover, our recent successes will enable us to capitalize on emerging opportunities in the coming year. Since becoming global in 1996, FHC has been "Extending Our Reach," the theme we've chosen for this year's annual report because it not only captures FHC's 2001 financial achievements, but it also reflects our future strategies for expanding our network to affect the lives of women, their partners and families.

We are "extending our reach" both geographically and financially. We are expanding our presence into India, the Far East and the South Pacific. Business in the developing world is anything but usual, but we've learned. We've grown more sophisticated in our understanding of the complexities and vagaries of the various markets so vital to our business – particularly the Global Public Sector – and, as a result, we are significantly more adept at operating in these challenging and often uncharted waters.

"An HIV/AIDS prevention program is not complete if you are not providing both male and female condoms."
Bunmi Makinwa, *UNAIDS, at the launch of the SWAA/FHC Partnership, December 2001*

Our level of achievement is reflected in steady growth. For the second consecutive year, FHC registered 20 percent unit growth. In the third quarter, FHC achieved its first-ever operating profit and net profit. In addition, FHC achieved an operating profit in the fourth quarter and for the second half of the year. Two years ago, FHC officers and directors owned approximately 22 percent of outstanding shares. Today that percentage has jumped to 46 percent – more than doubling commitment at the top and reinforcing our confidence in FHC's strong future.

"In Ghana, most men do not want to use condoms, and, when it comes to sexual relationships, women do not have power to negotiate. In our culture, it is accepted that men can do what they like. So, we see ordinary women faced with infection. We had to find a way to protect women, and we found The Female Condom."
Alice Lamptey, *National Coordinator, Society for Women and Aids in Africa (SWAA), Ghana Chapter*

Together, with you, our shareholders, directors and employees, FHC has focused on achieving two strategic missions: (1) to help women stay healthy around the world; and (2) to grow a solid business infrastructure that produces results and return on investment. As you know, the battle against HIV/AIDS requires both passion and discipline. It demands that we strike a critical balance between impatience and patience – constant *impatience* in the face of a devastating world health crisis and long-term *patience* for tackling a problem of immense proportion and complexity.

Building a business requires the same combination of passion and discipline, impatience and patience. FHC has always had a passionate commitment to our shareholders and continues to take a disciplined, aggressive approach to extending our reach financially. We recognize that the path has been filled with unforeseen hurdles and that progress has been slower than anticipated. However, we have responded with new systems, strategies and methods, all of which serve as further evidence of our progress, commitment and potential.

Accomplishment defined 2001. As detailed here, FHC is extending our reach through three new and very important strategic relationships. In India, we've reached an agreement with Hindustan Latex Limited (HLL), a Government of India undertaking. HLL is the largest male condom manufacturer and distributor in India. The FHC/HLL relationship is unique for several reasons. HLL will not only distribute to Indian consumers through the private sector, but they will also work with the Ministry of Health and important national NGOs to implement educational outreach and facilitate distribution to India's enormous public sector. In addition, HLL will do end-stage production and packaging, thereby reducing cost of goods for the Asian market. We anticipate that these cost-efficiencies will be passed on to the Global Public Sector.

The impact of cost-efficiencies on our reach in Africa will be compounded by advances in education and distribution made possible through our second new strategic relationship – that recently formed with the Society for Women and AIDS in Africa (SWAA), the continent's largest women's network. The SWAA relationship will enable FHC to bring The Female Condom (FC) and educational programming to remote areas of Africa where HIV/AIDS rages unabated.



We are also extending our reach in the United States through a third new relationship with Total Access Group (TAG), a U.S. public-sector distributor. We've aligned with TAG to facilitate introducing FC into city and state public-health clinics on the West Coast, where, until recently, FC availability has been limited.

Our accomplishments and growth in 2001 make us confident and excited about Fiscal 2002; the coming year holds much promise. We believe that FHC will continue to register annual unit growth of at least 20 percent and become profitable. By extending our reach once again this year, we continue to meet the dual challenge of participating aggressively in the campaign against the worst health crisis in recorded history while, at the same time, increasing shareholder value. We thank you, our shareholders, for your confidence in FHC and your continued support for our critical mission. We look forward to rewarding your commitment with return on investment – both in terms of the lives we affect, as well as financial growth.

O.B. Parrish
Chairman and Chief Executive Officer

Mary Ann Leeper, Ph.D.
President and Chief Operating Officer

OPEN ▷

Financial Highlights

The selected financial data from continuing operations for the three years ending September 30, 2001, are derived from the audited Consolidated Financial Statements. The information here should be read in conjunction with "Management's Discussion and Analysis," the Consolidated Financial Statements, and related notes, all of which are included in the financial report to follow.

	2001	2000	1999
Net Revenues	$ 6,716	$ 5,766	$ 4,715
Net Income (Loss)	(1,171)	(3,690)	(3,750)
Net Income (Loss) per Common Share	(0.09)	(0.30)	(0.36)
Operating Expenses	1,981	2,975	2,969
Common Shares Outstanding	15,693	13,804	11,930
Preferred Shares Outstanding	660	660	660

Years ended September 30 *In thousands, except per-share data*

Net Revenues



$6,716,174
$5,766,868
$5,451,399
$4,715,477
$2,916,408
$2,064,258
1996
1997
1998
1999
2000
2001

Net Income (Loss)



($1,171,256)
($3,357,316)
($3,690,163)
($3,750,309)
($6,251,149)
($8,660,303)
1996
1997
1998
1999
2000
2001

Operating Expenses as a Percent of Sales



256%
160%
61%
58%
52%
29%
1996
1997
1998
1999
2000
2001

Unit Sales



9,809,000
8,238,000
7,366,000
6,540,000
3,297,000
2,613,000
1996
1997
1998
1999
2000
2001

Public Sector Markets



80
70
31
24
16
3
1996
1997
1998
1999
2000
2001

Commercial Markets



17
14
10
10
7
4
1996
1997
1998
1999
2000
2001

Overview

Over the past few years, the Company completed significant aspects of the development and commercialization of The Female Condom. These initiatives have resulted in the attainment of proprietary manufacturing technology and product design patents, necessary regulatory approvals, and the development of significant manufacturing capacity. These steps, taken as part of the Company's plan to develop and sell a product with global commercial and humanitarian value, have required the expenditure of significant amounts of capital and resulted in significant operating losses, including the period 1996 through the present.

The Company has begun the process of developing the commercial market for The Female Condom around the world. As part of this plan, the Company has completed a number of distribution agreements and is pursuing other arrangements for the marketing and sale of The Female Condom. Management believes that as the number of markets in which The Female Condom is sold increases, sales will grow and at certain levels the Company will become profitable. However, there can be no assurance that such level of sales will be achieved in the near term or at all.

Results of Operations

Fiscal Year Ended September 30, 2001 ("2001") Compared to Fiscal Year Ended September 30, 2000 ("2000")

The Company had net revenues of $6.7 million and a net loss attributable to common stockholders of $(1.3) million or $(0.09) per share in 2001 compared to net revenues of $5.8 million and a net loss attributable to common stockholders of $(3.8) million or $(0.30) per share in 2000.

The Company's operating loss for the twelve months ended September 30, 2001 was $(602,855) compared to $(2,392,631) for the same period last year for a decrease of 75%. As discussed in more detail in the following paragraphs, the decrease in the Company's net operating loss was a result of improvements in gross profit and operating expenses. The decline in net loss was smaller (69%), however, due to the decrease in nonoperating expenses not declining at the same proportion (56%).

Net revenues increased $0.9 million or 16% in 2001 over the prior year. The higher net revenues primarily resulted from increased unit sales shipped to global and domestic public sector customers.

Cost of products sold increased $153,095, or 3%, to $5,337,830 for 2001 from $5,184,735 for 2000. The increase was not in proportion with the sales increase due to a reduction of fixed costs per unit which resulted from the increased unit sales. Costs of products sold as a percentage of sales decreased from 90% in 2000 to 79% in 2001.

Advertising and promotion expenses relate exclusively to the U.S. market and include the costs of print advertising, trade and consumer promotions, product samples and other marketing costs incurred to increase consumer awareness and purchases of The Female Condom. As a result of the Company entering an agreement with Mayer Laboratories, Inc. to distribute The Female Condom to the wholesale retail trade in the United States effective October 1, 2000, the Company was able to reduce its advertising and promotion expenses from $0.2 million in 2000 to $0.1 million in 2001.

Selling, general and administrative expenses declined $875,498 (32%) from $2.7 million in 2000 to $1.9 million in 2001. As a percentage of net revenues, selling, general and administrative expenses were 28% in 2001 compared with 47% in 2000. These expenses declined as a result of reductions of sales, financial and administrative personnel, research and development, investor relations and consulting costs in 2001.

The Company's strategy is to act as a manufacturer supplying the public sector and commercial partners throughout the world. The Company's partners pay for all marketing and shipping costs. Consequently, as the Company's sales volume increases, the Company's operating expenses will not increase significantly.

Noncash amortization of debt issuance costs decreased from $245,676 in 2000 to $0 in 2001. The reduction was a result of the completion in 2000 of the amortization period of debt issuance costs relating to the issuance of convertible debentures in May and June 1999. See *Note 4* of the Notes to Consolidated Financial Statements for further detail regarding the May and June 1999 convertible debentures.

Net interest and nonoperating expenses decreased $483,455, or 46%, to $568,401 for 2001 compared to $1,051,856 for 2000. The decrease exists because the Company had a lower level of debt outstanding during 2001 than 2000 due to the issuance of convertible debentures during May and June 1999. The result is a smaller amount of noncash expenses incurred from the amortization of discounts on convertible debentures than the twelve months of the prior year.

The Company was able to cover fixed manufacturing overhead costs and exceeded the break-even at the gross profit level. However, the Company must achieve cumulative annual unit sales of approximately 18 million female condoms based upon the current average selling price per unit in order to cover operating and nonoperating expenses or approximately 30% of manufacturing capacity.

Factors That May Affect Operating Results and Financial Condition

The Company's future operating results and financial condition are dependent on the Company's ability to increase consumer demand and to cost-effectively manufacture sufficient quantities of The Female Condom. Inherent in this process are a number of factors that the Company must successfully manage in order to achieve favorable future results and improve its financial condition.

Reliance on a Single Product

The Company expects to derive the vast majority, if not all, of its future revenues from The Female Condom, its sole current product. While management believes the global potential for The Female Condom is significant, the product is in the early stages of commercialization and, as a result, the ultimate level of consumer demand around the world is not yet known. To date, sales of The Female Condom have not been sufficient to cover the Company's operating costs.

Distribution Network

The Company's strategy is to act as a manufacturer and to develop a global distribution network for the product by completing partnership arrangements with companies with the necessary marketing and financial resources and local market expertise. To date, this strategy has resulted in numerous in-country distributions in the public sector, particularly in Africa and Latin America. Several partnership agreements have been completed for the commercialization of The Female Condom in private sector markets around the world. However, the Company is dependent on country governments as well as city and state public health departments within the United States to continue their commitment to prevention of STDs, including AIDS, by including female condoms in their programs. The Company is also dependent on finding appropriate partners for the private sector markets around the world. Once an agreement is completed, the Company is reliant on the effectiveness of its partners to market and distribute the product. Failure by the Company's partners to successfully market and distribute The Female Condom or failure of country governments to implement prevention programs which include distribution of barrier methods against the AIDS crisis, or an inability of the Company to secure additional agreements for the AIDS crisis, or an inability of the Company to secure additional agreements for new markets either in the public or private sectors could adversely affect the Company's financial condition and results of operations.

As part of this strategy, the Company has entered into two new agreements.

On November 29, 2001, the Company signed a nonbinding memorandum of understanding with Hindustan Latex Limited ("HLL"), an Indian government organization and India's largest male condom manufacturer. HLL distributes to public sector customers, including government and nongovernment organizations, and to the public sector through 160,000 retail outlets. Jointly with HLL a marketing strategy will be developed for the country of India. Over time, the Company anticipates that HLL and the Company will explore manufacturing options within India.

On December 18, 2001, the Company announced the appointment of Total Access Group ("TAG") as the exclusive distributor for public sector sales within a 15-state region in the western United States. TAG is a privately held national distributor to the United States public sector and serves over 2,500 customers, which include state and local health departments, community-based organizations, HIV/STD prevention organizations, Planned Parenthood clinics and family planning organizations. TAG is a full-service distributor and will provide marketing, education and customer service support. TAG is required to purchase 2,190,000 units within a three-year period to retain exclusivity distribution rights.

Inventory and Supply

All of the key components for the manufacture of The Female Condom are essentially available from either multiple sources or multiple locations within a source.

Global Market and Foreign Currency Risks

The Company manufactures The Female Condom in a leased facility located in London, England. Further, a material portion of the Company's future sales are likely to be in foreign markets. Manufacturing costs and sales to foreign markets are subject to normal currency risks associated with changes in the exchange rate of foreign currencies relative to the United States dollar. To date, the Company's management has not deemed it necessary to utilize currency hedging strategies to manage its currency risks. On an ongoing basis, management continues to evaluate its commercial transactions and is prepared to employ currency hedging strategies when it believes such strategies are appropriate. In addition, some of the Company's future international sales may be in developing nations where dramatic political or economic changes are possible. Such factors may adversely affect the Company's results of operations and financial condition.

Government Regulation

The Female Condom is subject to regulation by the FDA pursuant to the federal Food, Drug and Cosmetic Act (the "FDC Act"), and by other state and foreign regulatory agencies. Under the FDC Act, medical devices must receive FDA clearance before they can be sold. FDA regulations also require the Company to adhere to certain "Good Manufacturing Practices," which include testing, quality control and documentation procedures. The Company's compliance with applicable regulatory requirements is monitored through periodic inspections by the FDA. The failure to comply with applicable regulations may result in fines, delays or suspensions of clearances, seizures or recalls of products, operating restrictions, withdrawal of FDA approval and criminal prosecutions. The Company's operating results and financial condition could be materially adversely affected in the event of a withdrawal of approval from the FDA.

Liquidity and Sources of Capital

Historically, the Company has incurred significant operating losses. Cash used in continuing operations was $0.6 million for 2001 and $1.0 million in 2000. Historically, the Company has funded operating losses and capital requirements, in large part, through the sale of common stock or debt securities convertible into common stock.

During 2001, the Company received $0.45 million in proceeds from newly-issued convertible debentures, and $0.8 million from the issuance of common stock. The Female Health Company (FHC) used these amounts to fund current operations of the Company, and to repay existing liabilities including $0.3 million of notes payable.

In the near term, FHC management expects operating losses and capital requirements to continue to exceed funds generated from operations due principally to the Company's fixed manufacturing costs relative to current production volumes and the ongoing need to commercialize The Female Condom around the world.

The Company has a $1 million note due March 25, 2002 to Mr. Stephen Dearholt, a Director of the Company.

On March 30, 2001, the Company issued a $250,000 convertible debenture to one accredited investor. The debenture is due March 30, 2004, bears interest payable at a rate of 12% per annum, and is convertible into the Company's common stock based on a price of $0.50 per share. The Company did not issue warrants in connection with the issuance of the convertible debenture.

On May 18, 2001, the Company entered into an agreement with Heartland Bank providing for a $2,000,000 credit facility. The unpaid balances on the credit facility are due May 18, 2004 and bear interest payable at a rate of 10% per annum. The agreement contains certain covenants which include restrictions on the payment of dividends and distributions and on the issuance of warrants. The Company may borrow under the credit facility from time to time subject to a number of conditions, including obtaining personal guarantees of 125% of the amount outstanding under the credit facility. In May 2001, the Company borrowed a total of $1.5 million under the credit facility, and used the proceeds to repay convertible debentures that the Company originally issued in May and June 1999 to five investors in the principal amount of $1.5 million. In connection with the credit facility, the Company issued warrants to Heartland Bank to purchase the number of shares of the Company's Common Stock equal to $500,000 divided by the warrant purchase price as of the date of exercise. The warrant purchase price is equal to 70% of the "market price" of the Common Stock as of the day immediately prior to the date the exercise notice is given to the Company, but in no event shall the per share price be less than $0.50 or more than $1.00. The warrants are valued at $270,800 and are recorded by the Company as additional paid-in capital and a discount on the credit facility.

Five persons provided guarantees equal in total to the $1.5 million outstanding under the loan. The guarantors included James R. Kerber, a Director of the Company, Stephen M. Dearholt, a Director of the Company, Richard E. Wenninger, a Director of the Company, and a trust for the benefit of O.B. Parrish, the Chairman of the Board and Chief Executive Officer of the Company. Each guarantor may be liable to the Heartland Bank for up to 125% of the guarantor's guarantee amount if the Company defaults under the loan. The Company issued warrants to the guarantors to purchase the number of shares of the Company's Common Stock equal to the guarantee amount of such guarantor divided by the warrant purchase price as of the date of exercise. The warrant purchase price is the price per share equal to 70% of the market price of the Company's Common Stock at the time of exercise, but in no event will the warrant purchase price be less than $0.50 or more than $1.00. The Company also issued additional warrants to purchase 100,000 shares of Common Stock at an exercise price of $0.50 per share to each of Stephen M. Dearholt and Richard E. Wenninger because each of them guaranteed $500,000 under the credit facility. The guarantors' warrants are valued at $667,578 and are recorded by the Company as additional paid-in capital and a discount on the credit facility.

On June 1, 2001, the Company issued an aggregate $200,000 of convertible debentures to two accredited investors. The debentures are due May 30, 2004, bear interest payable at a rate of 10% per annum, and are convertible into the Company's common stock based on a price per share equal of $0.50. The Company did not issue warrants in connection with the issuance of the convertible debentures.

While the Company believes that revenue from sales of The Female Condom will eventually exceed operating costs, and that, ultimately, operations will generate sufficient funds to meet capital requirements, the Company can make no assurance that it will achieve such level of operations in the near term or at all. Likewise, the Company can make no assurance that the Company will be able to source all or any portion of its required capital through the sale of debt or equity or, if raised, the amount will be sufficient to operate until sales of The Female Condom generate sufficient revenues to fund operations. In addition, any funds raised may be costly to the Company and/or dilutive to its shareholders. If the Company is unable to raise adequate financing when needed, the Company may be required to sharply curtail the Company's efforts to promote The Female Condom, to attempt to sell certain of its assets and rights or to curtail certain of its operations and may ultimately be forced to cease operations. Currently, the Company is focused on growing its business and, therefore, the Company has made no plans to sell any assets nor has it identified any assets to be sold or potential buyers. All of the Company's assets are also subject to a first security interest by the holders of convertible debentures that the Company issued in May and June 1999. Although the Company repaid the principal amount outstanding under the convertible debentures in May 2001, the holders of the convertible debentures have not acted to terminate the security interest in the Company's assets. Any sale of the Company's assets would require the release of this security interest. As a result, in the event that the Company lacks sufficient capital to continue its operations, neither the Company nor its shareholders may be able to realize any significant value from the Company's assets.

As of December 20, 2001, the Company had approximately $0.9 million in cash, net trade accounts receivable of $0.8 million and current trade accounts payable of $0.7 million. It is estimated that the Company's cash burn rate, with revenues, is less than $0.1 million per month. The Company's anticipated debt service obligations for scheduled interest and principal payments are approximately $1.3 million in fiscal 2002, $220,000 in fiscal 2003 and $2.3 million in fiscal 2004. As of December 28, 2001, the Company was in compliance with all of the covenants relating to its outstanding debt.

Impact of Inflation and Changing Prices

Although the Company cannot accurately determine the precise effect of inflation, the Company has experienced increased costs of product, supplies, salaries and benefits, and increased general and administrative expenses. Historically, the Company has absorbed increased costs and expenses without increasing selling prices.

New Accounting Pronouncements

Please see new "Current Accounting Pronouncements" in *Note 1* in financial statements.

To the Board of Directors and Stockholders, The Female Health Company and Subsidiaries, Chicago, Illinois

We have audited the accompanying consolidated balance sheet of The Female Health Company and subsidiaries, as of September 30, 2001, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended September 30, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Female Health Company and subsidiaries as of September 30, 2001, and the results of their operations and their cash flows for the years ended September 30, 2001 and 2000, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been presented assuming that The Female Health Company will continue as a going concern. As more fully described in *Note 14*, the Company has experienced slower than expected growth in revenues from its sole product, which has adversely affected the Company's current results of operations and liquidity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in *Note 14*. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts of classification of liabilities that may result from the outcome of this uncertainty.

Schaumburg, Illinois
November 21, 2001, except for the waiver of
a loan covenant violation discussed in *Note 4*
to which the date is December 28, 2001.

Year Ended September 30	2001
ASSETS	
CURRENT ASSETS	
Cash	$ 469,406
Accounts receivable, net of allowance for doubtful accounts of $20,000 and *allowance for product returns of $7,500*	1,430,643
Inventories	603,665
Prepaid expenses and other current assets	119,895
Total Current Assets	**2,623,609**
OTHER ASSETS	
Certificate of deposit	115,000
Intellectual property, net of accumulated amortization of $605,150	462,763
Other	143,890
Total Other Assets	**721,653**
EQUIPMENT, FURNITURE AND FIXTURES	
Equipment, furniture and fixtures	3,635,625
Less accumulated depreciation	2,650,109
Net Property, Plant and Equipment	**985,516**
TOTAL ASSETS	**$ 4,330,778**
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Note payable, related party, net of unamortized discount of $54,600	$ 945,400
Accounts payable	459,248
Accrued expenses and other current liabilities	382,162
Preferred dividends payable	133,814
Total Current Liabilities	**1,920,624**
LONG-TERM LIABILITIES	
Note payable, bank, net of unamortized discount of $842,869	657,131
Convertible debentures	450,000
Deferred gain on sale of facility	1,250,700
Total Long-Term Liabilities	**2,357,831**
STOCKHOLDERS' EQUITY	
Convertible preferred stock, Series 1, par value $0.01 per share. Authorized 5,000,000 shares; issued and outstanding 660,000 shares	6,600
Common stock, par value $0.01 per share. Authorized 27,000,000 shares; issued and outstanding 15,692,929 shares.	156,929
Additional paid-in capital	50,264,602
Unearned consulting fees	(60,817)
Accumulated other comprehensive income	23,801
Accumulated deficit	(50,306,716)
Total Stockholders' Equity	**84,399**
Treasury Stock, at cost, 20,000 shares of common stock	(32,076)
Total Stockholders' Equity and Treasury Stock	**52,323**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 4,330,778**

See Notes to Consolidated Financial Statements.

Years Ended September 30	*2001*	*2000*
NET REVENUES	**$ 6,716,174**	$ 5,766,868
COST OF PRODUCTS SOLD	**5,337,830**	5,184,735
GROSS PROFIT	**1,378,344**	**582,133**
OPERATING EXPENSES:		
Advertising and promotion	**129,155**	247,222
Selling, general and administrative	**1,852,044**	2,727,542
Total Operating Expenses	**1,981,199**	**2,974,764**
OPERATING (LOSS)	**(602,855)**	**(2,392,631)**
NONOPERATING INCOME (EXPENSE):		
Amortization of debt issuance costs	—	(245,676)
Interest expense	**(702,039)**	(1,231,832)
Interest income	**12,669**	34,772
Nonoperating income	**120,969**	145,204
Total Nonoperating Income (Expense)	**(568,401)**	**(1,297,532)**
NET (LOSS)	**(1,171,256)**	**(3,690,163)**
Preferred dividends, Series 1	**133,000**	132,195
NET (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	**$ (1,304,256)**	**$ (3,822,358)**
NET (LOSS) PER COMMON SHARE OUTSTANDING	**$ (0.09)**	**$ (0.30)**
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	**14,630,970**	**12,764,498**

See Notes to Consolidated Financial Statements.

	Preferred Stock	*Common Stock*	*Additional Paid-In Capital*	*Unearned Consulting Fees*	*Accumulated Other Comprehensive Income*	*Accumulated Deficit*	*Cost of Treasury Stock*	*Total*
BALANCE AT SEPTEMBER 30, 1999	**$ 6,600**	**$ 119,296**	**$ 46,820,779**	**$ (201,374)**	**$ 189,847**	**$ (45,180,102)**	**$(32,076)**	**$ 1,722,970**
Issuance of 197,093 shares of Common Stock under the equity line of credit	—	1,971	95,029	—	—	—	—	97,000
Issuance of 200,000 shares of Common Stock for consulting services	—	2,000	112,055	(114,055)	—	—	—	—
Issuance of warrants with convertible debentures	—	—	157,700	—	—	—	—	157,700
Forfeiture of 6,000 shares of Common Stock under stock bonus plan	—	(60)	(17,190)	—	—	—	—	(17,250)
Issuance of warrants with short-term notes payable	—	—	193,289	—	—	—	—	193,289
Issuance of 20,005 shares of Common Stock as payment of interest on debentures	—	200	16,356	—	—	—	—	16,556
Issuance of 41,352 shares of Common Stock as payment of preferred stock dividends	—	413	33,185	—	—	—	—	33,598
Preferred Stock dividends	—	—	—	—	—	(132,195)	—	(132,195)
Issuance of 1,421,669 shares of Common Stock	—	14,217	820,783	—	—	—	—	835,000
Amortization of unearned consulting fees	—	—	—	224,614	—	—	—	224,614
Comprehensive income (loss):								
Net (loss)	—	—	—	—	—	(3,690,163)	—	(3,690,163)
Foreign currency translation adjustment	—	—	—	—	(134,186)	—	—	(134,186)
COMPREHENSIVE INCOME (LOSS)								(3,824,349)
BALANCE AT SEPTEMBER 30, 2000	**$ 6,600**	**$ 138,037**	**$ 48,231,986**	**$ (90,815)**	**$ 55,661**	**$ (49,002,460)**	**$ (32,076)**	**$ (693,067)**

See Notes to Consolidated Financial Statements.

	Preferred Stock	Common Stock	Additional Paid-In Capital	Unearned Consulting Fees	Accumulated Other Comprehensive Income	Accumulated Deficit	Cost of Treasury Stock	Total
BALANCE AT SEPTEMBER 30, 2000 (Balance forwarded)	**$ 6,600**	**$ 138,037**	**$ 48,231,986**	**$ (90,815)**	**$ 55,661**	**$ (49,002,460)**	**$ (32,076)**	**$ (693,067)**
Issuance of 200,000 shares of Common Stock for consulting services		2,000	91,760	(93,760)	—	—	—	—
Issuance of warrants with note payable, bank	—	—	938,378	—	—	—	—	938,378
Issuance of warrants with short-term notes payable	—	—	144,813	—	—	—	—	144,813
Renewal of expired warrants	—	—	22,661	—	—	—	—	22,661
Issuance of 54,322 shares of Common Stock as payment of interest on debentures	—	543	27,353	—	—	—	—	27,896
Issuance of 34,908 shares of Common Stock as payment of preferred stock dividends	—	349	23,651	—	—	—	—	24,000
Preferred Stock dividends	—	—	—	—	—	(133,000)	—	(133,000)
Issuance of 1,600,000 shares of Common Stock	—	16,000	784,000	—	—	—	—	800,000
Amortization of unearned consulting fees	—	—	—	123,758	—	—	—	123,758
Comprehensive income (loss):								
Net (loss)	—	—	—	—	—	(1,171,256)	—	(1,171,256)
Foreign currency translation adjustment	—	—	—	—	(31,860)	—	—	(31,860)
COMPREHENSIVE INCOME (LOSS)								(1,203,116)
BALANCE AT SEPTEMBER 30, 2001	**$ 6,600**	**$ 156,929**	**$ 50,264,602**	**$ (60,817)**	**$ 23,801**	**$ (50,306,716)**	**$ (32,076)**	**$ 52,323**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Years Ended September 30	2001	2000
OPERATING ACTIVITIES		
Net (Loss)	$ (1,171,256)	$ (3,690,163)
ADJUSTMENTS TO RECONCILE NET (LOSS) TO NET CASH (USED IN) OPERATING ACTIVITIES:		
Depreciation	425,795	425,899
Amortization of intellectual property rights	106,779	110,025
(Recovery of) provision for inventory obsolescence	(28,623)	40,286
(Recovery of) doubtful accounts, returns and discounts	(135,593)	(224,846)
Amortization of unearned consulting fees	123,758	224,614
Amortization of discounts on notes payable and convertible debentures	375,541	957,192
Amortization of deferred income realized on U.K. grant	(25,956)	(53,490)
Amortization of deferred gain on sale and leaseback of building	(82,000)	(84,495)
Amortization of debt issuance costs	—	245,676
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Accounts receivable	(466,630)	869,242
Inventories	(97,696)	438,442
Prepaid expenses and other current assets	(41,565)	30,676
Accounts payable	135,609	(222,543)
Accrued expenses and other current liabilities	256,818	(98,352)
NET CASH (USED IN) OPERATING ACTIVITIES	**(625,019)**	**$ (1,031,837)**
INVESTING ACTIVITIES		
Purchase of certificate of deposit	(115,000)	—
Capital expenditures	(57,791)	$ (11,284)
NET CASH (USED IN) INVESTING ACTIVITIES	**(172,791)**	**$ (11,284)**
FINANCING ACTIVITIES		
Proceeds from issuance of common stock	800,000	835,000
Proceeds from issuance of common stock under the equity line of credit	—	97,000
Proceeds from note payable, bank	1,500,000	—
Proceeds from convertible debentures issued	450,000	—
Dividend paid on preferred stock	(107,186)	(40,150)
Payments on related party notes	(300,000)	—
Payments on convertible debentures	(1,500,000)	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	**842,814**	**$ 891,850**
Effect of exchange rate changes on cash	(32,720)	37,684
Net increase (decrease) in cash	**12,284**	**(113,587)**
Cash at beginning of year	457,122	570,709
CASH AT END OF YEAR	**469,406**	**$ 457,122**
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid	650,400	191,634
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES		
Issuance of warrants on convertible debentures and notes payable	1,105,852	350,989
Common stock issued for payment of preferred stock dividends and convertible debenture interest	51,896	50,154
Preferred dividends declared, Series 1	133,000	132,195
Renewal of notes payable with related parties	1,300,000	1,300,000

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Principles of consolidation and nature of operations:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, The Female Health Company – U.K. and The Female Health Company – U.K., plc. All significant intercompany transactions and accounts have been eliminated in consolidation. The Female Health Company ("FHC" or the "Company") is currently engaged in the marketing, manufacture and distribution of a consumer health care product known as the Reality female condom, "Reality," in the U.S. and "femidom" or "femy" outside the U.S. The Female Health Company – U.K., is the holding company of The Female Health Company – U.K., plc, which operates a 40,000-square-foot leased manufacturing facility located in London, England.

The product is currently sold or available in either or both commercial (private sector) and public sector markets in 80 countries. The product is marketed in 17 countries by various country-specific commercial partners. The Company's credit terms are primarily on a net 30-day basis.

Significant Accounting Policies:

Use of estimates: The preparation of financial statements requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Significant accounting estimates include the following:

Trade receivables include a provision for sales returns and trade allowances, which is based on management's estimate of future product returns from customers in connection with unsold product which has expired or is expected to expire before it is sold. The estimated costs for product returns, price discounts and trade allowances are accrued when the initial sale is recorded.

The market value of inventory is based on management's best estimate of future sales and the time remaining before the existing inventories reach their expiration dates.

The Company evaluates intellectual property rights for impairment by comparing the net present value of the asset's estimated future income stream to the asset's carrying value.

Although management uses the best information available, it is reasonably possible that the estimates used by the Company will be materially different from the actual results. These differences could have a material effect on the Company's future results of operations and financial condition.

Cash: Substantially all of the Company's cash was on deposit with one financial institution.

Cash equivalents: For purposes of determining cash flows, all highly liquid debt instruments with a term of three months or less are considered cash equivalents.

Inventories: Inventories are valued at the lower of cost or market. The cost is determined using the first-in, first-out (FIFO) method. Inventories are also written down for management's estimates of product which will not sell prior to its expiration date. Write-downs of inventories establish a new cost basis which is not increased for future increases in the market value of inventories or changes in estimated obsolescence.

Foreign currency translation: In accordance with Financial Accounting Standards No. 52, Foreign Currency Translation, the financial statements of the Company's international subsidiaries are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities, the historical exchange rate for stockholders' equity and a weighted average exchange rate for each period for revenues, expenses, and gains and losses. Translation adjustments are recorded as a separate component of stockholders' equity as the local currency is the functional currency.

Equipment and furniture and fixtures: Depreciation and amortization are computed using primarily the straight-line method. Depreciation and amortization are computed over the estimated useful lives of the respective assets which range as follows:

Equipment	5 - 10 years
Furniture and fixtures	3 years

Intellectual property rights: The Company holds patents on The Female Condom in the United States, the European Union, Japan, Canada, Australia and The People's Republic of China and holds patents on the manufacturing technology in various countries. The Company also licenses the trademark "Reality" in the United States and has trademarks on the names "femidom" and "femy" in certain foreign countries. Intellectual property rights are amortized on a straight-line basis over their estimated useful life of twelve years.

Financial instruments: The Company has no financial instruments for which the carrying value materially differs from fair value.

Revenue recognition: Revenues from product sales are recognized as the products are shipped to the customers.

Research and development costs: Research and development costs are expensed as incurred. The amount of costs expensed for the year ended September 30, 2000, was $67,099. There were no research and development costs incurred for the year ended September 30, 2001.

Stock-based compensation: The value of stock options awarded to employees is measured using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB 25), Accounting for Stock Issued to Employees. The Company has provided pro forma disclosures in *Note 7* of net income as if the fair-value-based method prescribed by Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (FAS 123), was used in measuring compensation expense.

Advertising: The Company's policy is to expense production costs in the period in which the advertisement is initially presented to consumers.

Income taxes: The Company files separate income tax returns for its foreign subsidiaries. Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (FAS 109), requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred tax assets are also provided for carryforwards for income tax purposes. In addition, the amount of any future tax benefits is reduced by a valuation allowance to the extent such benefits are not expected to be realized.

Earnings per share (EPS): Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon conversion of convertible preferred shares or convertible debt and the exercise of stock options and warrants for all periods. Fully diluted (loss) per share is not presented since the effect would be anti-dilutive.

Other comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as foreign currency translation adjustments, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

New accounting pronouncements: SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. SFAS 140 provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The provisions of SFAS 140 are effective for transfers after March 31, 2001. It was effective for disclosures about securitizations and collateral and for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. The Company adopted SFAS 140 and the implementation of this standard did not have a material impact on the Company's financial statements.

In July 2001, the Financial Accounting Standards Board issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 addresses financial accounting and reporting for business combinations and is effective for all business combinations initiated after June 30, 2001. SFAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and is effective for fiscal years beginning after December 15, 2001. The Company has not yet quantified the impact of adopting these statements on its financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. As used in this Statement, a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction of a contract under the doctrine of promissory estoppel. This Statement amends FASB Statement No. 19, Financial Accounting and Reporting by Oil and Gas Producing Companies and is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management does not anticipate that the adoption of this Statement will have a significant effect on the Company's financial statements.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS 144 also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. Management does not anticipate that the adoption of this Statement will have a significant effect on the Company's financial statements.

Note 2. Inventories

The components of inventory consist of the following at September 30, 2001:

Raw materials	$ 257,303
Work in process	248,660
Finished goods	140,897
Less allowance for obsolescence	(43,195)
Net inventory	**$ 603,665**

Note 3. Leases

The Company had a seven-year operating lease with a third party for office space which expired September 30, 2001. Subsequent to year-end, the Company entered into a new lease agreement for office space with an unrelated third party which expires September 2006. The new lease requires monthly payments of $5,623 plus real estate taxes, utilities, and maintenance expenses. The Company was required to make a security deposit of $115,000 to be reduced in subsequent years. The security deposit is collateralized by an irrevocable letter of credit from a bank. The Bank required the Company to hold a $115,000 certificate of deposit as collateral for the letter of credit.

The Company guaranteed an affiliate's lease with an unrelated third party which expired January 31, 2001. On November 1, 1998, the office space was sublet for the remaining term of the lease. Rental expense under the affiliate lease was $3,495 and $15,797 in 2001 and 2000, respectively, which is net of sublease rentals of $9,891 and $39,204 in 2001 and 2000, respectively.

On December 10, 1996, the Company entered into what is in essence a sale and leaseback agreement with respect to its 40,000-square-foot manufacturing facility located in London, England. The Company received $3,365,000 (£1,950,000) for leasing the facility to a third party for a nominal annual rental charge and for providing the third party with an option to purchase the facility for one pound during the period December 2006 to December 2027.

As part of the same transaction, the Company entered into an agreement to lease the facility back from the third party for base rents of $304,000 (£195,000) per year payable quarterly until 2016. The lease is renewable through December 2027. The Company was also required to make a security deposit of $304,000 (£195,000) to be reduced in subsequent years. The facility had a net book value of $1,398,819 (£810,845) on the date of the transaction. The $1,966,181 (£1,139,155) gain which resulted from this transaction will be recognized ratably over the initial term of the lease. Unamortized deferred gain as of September 30, 2001, was $1,250,700 (£868,633).

The Company also leases various equipment under various lease agreements which expire at various dates through October 2004. The aggregate monthly rental was $2,231 at September 30, 2001.

Details of operating lease expense in total and separately for transactions with related parties are as follows:

Years ended September 30	*2001*	*2000*
Operating lease expense:		
Factory and office leases	$ 551,039	$ 614,333
Affiliate lease (net of sublease rentals)	3,495	15,797
Other	20,000	19,063
Total lease expense	**$ 574,534**	**$ 649,193**

Future minimum payments under operating leases, including the affiliate lease guarantee, consisted of the following at September 30, 2001:

	Operating
2002	$ 365,536
2003	367,223
2004	365,157
2005	352,482
2006	354,292
Thereafter	2,855,924
Total minimum payments	**$4,660,614**

Note 4. Notes Payable and Long-Term Debt

During 2000, the Company renewed a $1,000,000 note with Mr. Dearholt, a current director of the Company. The outstanding note payable bears interest at 12 percent. As part of the transaction, the Company issued Mr. Dearholt warrants to purchase 250,000 shares of the Company's common stock at $0.71 per share which represented 80 percent of the average trading price for the five trading days prior to the closing date for the transaction and resulted in an initial discount on the note of $148,999. Any stock issued under the warrants carries certain registration rights. The warrants expire in 2010. The discount in combination with the note's 12 percent coupon resulted in an effective interest rate of 27 percent on the note.

Additionally, during 2000, the Company renewed a $250,000 note with Mr. Dearholt and a $50,000 note with O.B. Parrish, also a current director of the Company. Each note payable bears interest at 12 percent. As part of the transactions, the Company issued Mr. Dearholt and Mr. Parrish warrants to purchase 62,500 and 12,500 shares of the Company's common stock at $0.77 and $0.72 per share, respectively, which represented 80 percent of the average trading price for the five trading days prior to the closing date for the transaction and resulted in an initial discount on the notes of $36,853 and $7,437, respectively. Any stock issued under the warrants carries certain registration rights. The warrants expire in 2010 for each note. The discount in combination with the notes' 12 percent coupon resulted in an effective interest rate of 27 percent for each note.

During 2001, the Company renewed the $1,000,000 note with Mr. Dearholt. The outstanding note payable bears interest at 12 percent and is payable in full in 2002. As part of the transaction, the Company issued Mr. Dearholt warrants to purchase 280,000 shares of the Company's common stock at $0.40 per share which represented 80 percent of the average trading price for the five trading days prior to the closing date for the transaction and resulted in an initial discount on the note of $113,881. Any stock issued under the warrants carries certain registration rights. The warrants expire in 2011. In addition, if the Company defaults on its obligation under the note, the Company is required to issue an additional 280,000 shares of its common stock to Mr. Dearholt in addition to all other remedies to which Mr. Dearholt may be entitled. The note is recorded at September 30, 2001, net of unamortized discount of $54,600. The discount in combination with the note's 12 percent coupon resulted in an effective interest rate of 25 percent on the note.

Additionally, during 2001 the Company renewed the $250,000 note with Mr. Dearholt and the $50,000 note with O.B. Parrish. Each note payable bears interest at 12 percent and is payable in full in 2002. As part of the transactions, the Company issued Mr. Dearholt and Mr. Parrish warrants to purchase 70,000 and 14,000 shares of the Company's common stock at $0.40 per share, which represented 80 percent of the average trading price for the five trading days prior to the closing date for the transaction and resulted in an initial discount on the notes of $25,238 and $5,694, respectively. Any stock issued under the warrants carries certain registration rights. The warrants expire in 2011 for each note. The discount in combination with the notes' 12 percent coupon resulted in an effective interest rate of 23 percent for each note. Both notes were paid off in June 2001.

On May 19 and June 3, 1999, the Company issued an aggregate of $1,500,000 of convertible debentures and warrants to purchase 1,875,000 shares of the Company's common stock to five accredited investors. These warrants expire in 2004. Interest on the convertible debentures is due at a rate of 8 percent per annum, payable quarterly in either cash or, at the investor's option, common stock of the Company at its then current market value. From December 2, 1999 to February 11, 2000, interest on the convertible debentures was at the rate of 10 percent annually, and then returned to 8 percent annually. Repayment of the convertible debentures is collateralized by a first security interest in all of the Company's assets. In addition, if the Company defaults in payment of the principal or interest due on the convertible debentures in accordance with their terms, the Company must immediately issue 1,500,000 shares of its common stock to the investor at no cost. The issuance of these shares will not affect any of the outstanding warrants then held by the investor, which warrants will continue in effect in accordance with their terms.

Additionally, warrants to purchase 337,500 shares of the Company's common stock were issued to the Company's placement agent in this offering. The warrants have a term of five years and are exercisable at an exercise price equal to the lesser of 70 percent of the market price of the common stock at the time of the exercise or $1.00. The warrants were valued at $224,800 which was recorded as additional paid-in capital.

The convertible debentures' beneficial conversion feature is valued at $336,400 and the warrants to purchase 1,875,000 shares of the Company's common stock are valued at $715,100. In accordance with SEC reporting requirements for such transactions, the Company recorded the value of the beneficial conversion feature and warrants (a total of $1,051,500) as additional paid-in capital. The corresponding amount of $1,051,500 was recorded as a discount on convertible debentures and is amortized over one year using the interest rate method. The discount in combination with the debentures' 8 percent coupon resulted in an effective interest rate of 159 percent for the debentures.

The original principal balance plus any accrued but unpaid interest of the convertible debentures may be converted into shares of the Company's common stock at the investor's election, at any time after one year, based on a per share price equal to the lesser of 70 percent of the market price of the Company's common stock at the time of conversion or $1.00. The convertible debentures were originally payable one year after issuance. However, the Company elected, under the terms of the convertible debentures, to extend the due date to two years after issuance. As a result of the Company making this election, the Company issued to the investors at the time of the extension 375,000 additional warrants to purchase shares of the Company's common stock on the same terms as the previously issued warrants. These warrants expire in 2005. The warrants were valued at $157,700 and recorded as additional paid-in capital.

Concurrent with obtaining the below credit facility, the Company paid off $1,500,000 of convertible debentures which were due between May 19 and June 3, 2001.

On May 18, 2001, the Company entered into an agreement with Heartland Bank providing for a $2,000,000 credit facility. The Company may borrow under this credit facility from time to time subject to a number of conditions, including obtaining personal guarantees of 125 percent of the amount outstanding under the credit facility. The unpaid balances on the credit facility are due May 18, 2004, and bear interest payable at an annual rate of 10 percent. The agreement contains certain covenants which include restrictions on the payment of dividends and distributions and on the issuance of warrants. Subsequent to year-end, the Company paid dividends on the Company's Class A Preferred Stock – Series 1, which was a covenant violation of the credit facility. This was waived by the bank on December 28, 2001. Heartland Bank was issued warrants to purchase the number of shares of the Company's common stock equal to $500,000 divided by the warrant purchase price as of the date of exercise. The warrant purchase price is equal to 70 percent of the "market price" of the common stock as of the day immediately prior to the date the exercise notice is given to the Company, but in no event shall the per share price be less than $0.50 or more than $1.00. In accounting for Heartland Bank's warrants, the Company has designated 1,000,000 warrants valued at $270,800 and these are recorded by the Company as additional paid-in capital and a discount on the credit facility. The Company has currently borrowed $1,500,000 under the credit facility and has obtained personal guarantees of a total of 125 percent of the amount outstanding on the loan from five persons, three of which are current directors of the Company and one of which is a trust for the benefit of a current officer and director of the Company.

For giving their personal guarantees, the Company issued to the five guarantors warrants to purchase the number of shares of the Company's common stock equal to the guarantee amount of each guarantor divided by the warrant purchase price as of the date of exercise. The warrant purchase price is equal to 70 percent of the "market price" of the common stock as of the day immediately prior to the date the exercise notice is given to the Company, but in no event shall the per share price be less than $0.50 or more than $1.00.

The Company also issued additional warrants to purchase 100,000 shares of common stock to two guarantors with a warrant purchase price of $0.50 per share. In accounting for the guarantors' warrants, the Company has designated 3,200,000 warrants valued at $667,578 and these are recorded by the Company as additional paid-in capital and a discount on the credit facility. The credit facility is recorded at September 30, 2001, net of unamortized discount of $842,869. The value of the warrants in combination with the credit facility's 10 percent coupon resulted in an effective interest rate of 50 percent on the note.

On March 30, 2001, the Company issued a $250,000 convertible debenture to one accredited investor. The debenture is due March 30, 2004, bears interest payable at a rate of 12 percent and is convertible into the Company's common stock based on a price of $0.50 per share. The Company's common stock was trading at less than $0.50 per share at the commitment date of this transaction.

On June 1, 2001, the Company issued an aggregate $200,000 of convertible debentures to two accredited investors. The debentures are due May 30, 2004, bear interest payable at a rate of 10 percent per annum, and are convertible into the Company's common stock based on a price per share equal to $0.50 which was the market price at the commitment date of this transaction.

Interest expense to related parties was $528,769 and $1,231,832 for the years ended September 30, 2001 and 2000, respectively.

Note 5. Income Taxes

A reconciliation of income tax expense and the amount computed by applying the statutory Federal income tax rate to loss before income taxes as of September 30, 2001 and 2000, is as follows:

Years ended September 30	*2001*	*2000*
Income tax credit at statutory rates	$ (398,000)	$ (1,254,700)
Nondeductible expenses	58,700	59,100
State income tax, net of federal benefits	(55,700)	(175,900)
Benefit of net operating loss not recognized, increase in valuation allowance	395,000	1,371,500
Income tax expense	**$ —**	**$ —**

As of September 30, 2001, the Company had federal and state net operating loss carryforwards of approximately $38,220,000 for income tax purposes expiring in years 2005 to 2021. The benefit relating to $1,537,800 of these net operating losses relates to exercise of common stock options and will be credited directly to stockholders' equity when realized. The Company also has investment tax and research and development credit carryforwards for income tax purposes aggregating approximately $105,000 at September 30, 2001, expiring in years 2006 to 2010. The Company's U.K. subsidiary, The Female Health Company – U.K., plc subsidiary has U.K. net operating loss carryforwards of approximately $63,397,000 as of September 30, 2001. These U.K. net operating loss carryforwards can be carried forward indefinitely to be used to offset future U.K. taxable income. Significant components of the Company's deferred tax assets and liabilities are as follows at September 30, 2001:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 12,995,000
State net operating loss carryforwards	2,444,000
Foreign net operating loss carryforwards	19,019,000
Foreign capital allowances	474,000
Tax credit carryforwards	105,000
Accounts receivable allowances	11,000
Other	41,000
Total gross deferred tax assets	35,089,000
Valuation allowance for deferred tax assets	(35,089,000)
Net deferred tax assets	**$ —**

The valuation allowance decreased by $(105,000) and $(4,213,500) for the years ended September 30, 2001 and 2000, respectively.

Note 6. Royalty Agreements

The Company has royalty agreements for sales of its products which provide for royalty payments based on sales quantities and achievement of specific sales levels. Royalty expense was $27,102 and $31,761 for the years ended September 30, 2001 and 2000, respectively.

Note 7. Common Stock

Stock Option Plans

The Company has various stock option plans that authorize the granting of options to officers, key employees and directors to purchase the Company's common stock at prices generally equal to the market value of the stock at the date of grant. Under these plans, the Company has 131,628 shares available for future grants as of September 30, 2001. The Company has also granted options to one of its legal counsel and an affiliate. Certain options are vested and exercisable upon issuance, others over periods up to four years and still others based on the achievement of certain performance criteria by the Company and market prices of its common stock.

In September 2001, certain option holders waived their rights to exercise their options until the Company amends its articles of incorporation to increase the number of shares of common stock authorized for issuance. If the shareholders approve this amendment, the exercise price of these options will be reduced to $0.56 per share. The Company's common stock was trading at less than $0.56 per share when these waivers were obtained.

The total number of options that were waived at September 30, 2001, was 2,659,800. The exercise price of $0.56 per share is reflected in the related option plan disclosures.

Summarized information regarding all of the Company's stock options is as follows:

	Number of Shares	*Weighted Average Exercise Price*
Outstanding at September 30, 1999	**2,953,300**	**$ 1.27**
Granted	50,000	0.50
Exercised	—	—
Expired or canceled	(85,900)	0.93
Outstanding at September 30, 2000	**2,917,400**	**$ 1.27**
Granted	—	—
Exercised	—	—
Expired or canceled	(37,600)	2.00
Outstanding at September 30, 2001	**2,879,800**	**$ 0.64**

Option shares exercisable at September 30, 2001 and 2000, are 40,000 and 438,300, respectively.

Options Outstanding and Exercisable

Options Outstanding				*Options Exercisable*	
Range of Exercise Prices	*Number Outstanding at 9/30/01*	*Weighted Average Remaining Life*	*Weighted Average Exercise Price*	*Number Exercisable at 9/30/01*	*Weighted Average Exercise Price*
$ 0.50	50,000	7	$ 0.50	—	$ —
0.56	2,659,800	5.2	0.56	—	—
0.85	50,000	6.9	0.85	—	—
2.00	120,000	3.2	2.00	40,000	2.00
$ .50 to $2.00	**2,879,800**	**5.6**	**$ 0.63**	**40,000**	**$ 2.00**

Stock options have been granted to employees with exercise prices at, or in excess of, fair market value at the date of grant. The Company has accounted for the stock options in accordance with variable plan accounting guidance provided in APB No. 25 and related interpretations. To date, no compensation expense has been recognized related to the stock options granted because their exercise prices are in excess of fair market value.

Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for all awards consistent with the method set forth under FASB Statement No. 123, *Accounting for Stock-Based Compensation* (FAS 123), the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

Years ended September 30	*2001*	*Loss per Share*	*2000*	*Loss per Share*
Net loss attributable to common stockholders	$ (1,304,256)	$ (0.09)	$ (3,822,355)	$ (0.30)
Compensation expense related to stock options granted	(355,753)	(0.02)	(413,656)	(0.03)
Total	**$ (1,660,009)**	**$ (0.11)**	**$ (4,236,011)**	**$ (0.33)**

The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model assuming expected volatility of 63.4 percent and risk-free interest rates of 5.38 percent, respectively, and expected lives of one to three years and no dividend yield for the year ended September 30, 2000. The weighted average fair value of options granted for the year ended September 30, 2000, was $0.35. There were no options granted for the year ended September 30, 2001.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the model may not provide a reliable single measure of the fair value of its employee stock options.

Common Stock Purchase Warrants

The Company enters into consulting agreements with separate third-party professionals to provide investor relations services and financial advisory services. In connection with the consulting agreements, the Company granted warrants to purchase common stock.

No warrants were exercised during 2001. At September 30, 2001, the following warrants were outstanding and exercisable:

	Number Outstanding
Warrants issued in connection with:	
Financial advisory services contract	$ 175,000
Convertible debentures	2,587,500
Convertible preferred stock	176,000
Equity line of credit	200,000
Note payable, bank	4,200,000
Notes payable	1,589,000
Outstanding at September 30, 2001	**$ 8,927,500**

Warrants Outstanding and Exercisable

Range of Exercise Prices	*Number Outstanding at 9/30/01*	*Weighted Average Remaining Life*	*Weighted Average Exercise Price*
$ 0.40 to $ 0.50	4,564,000	7.9	$ 0.49
$ 0.51 to $ 1.00	2,912,500	3.5	0.97
$ 1.01 to $ 4.11	1,451,000	3.2	2.16
$ 0.40 to $4.11	**8,927,500**	**5.6**	**$ 0.92**

At September 30, 2001, the Company had reserved a total of 9,427,500 shares of its common stock for the exercise of options and warrants outstanding, exclusive of the 2,659,800 options waived by the option holders discussed above. This amount includes shares reserved to satisfy obligations due if the Company defaults on the payment of interest or principal on $1.0 million of notes due in March 2002.

Issuance of Stock

The Company has issued common stock to consultants for providing investor relation services. In 2000, the Company issued 200,000 shares of common stock with a market value of $114,055 which was recorded as unearned consulting fees and is being recognized over the term of the agreement. In 2001, the Company issued 200,000 shares of common stock with a market value of $93,760 which was recorded as unearned consulting fees and is being recognized over the term of the agreement.

Note 8. Preferred Stock

The Company has outstanding 660,000 shares of 8 percent cumulative convertible preferred stock (Series 1). Each share of preferred stock is convertible into one share of the Company's common stock on or after August 1, 1998. Annual preferred stock dividends will be paid if and as declared by the Company's Board of Directors. No dividends or other distributions will be payable on the Company's common stock unless dividends are paid in full on the preferred stock. The preferred stock may be redeemed at the option of FHC, in whole or in part, on or after August 1, 2000, subject to certain conditions, at $2.50 per share plus accrued and unpaid dividends. In the event of a liquidation or dissolution of the Company, the preferred stock would have priority over the Company's common stock.

Note 9. Equity Line of Credit

On November 19, 1998, the Company executed an agreement with a private investor (the "Equity Line Agreement"). The Equity Line Agreement provided for the Company, at its sole discretion, subject to certain restrictions, to sell ("put") to the investor up to $6.0 million of the Company's common stock, subject to a minimum put of $1.0 million over the duration of the Equity Line Agreement. The Equity Line Agreement expired on February 12, 2001. As of the expiration date, the Company had placed four puts for the combined net cash proceeds of $582,000 and issued a total of 680,057 shares of the Company's common stock to the investor. Since the Company was not able to satisfy the minimum put of $1.0 million, the Company was required to pay the investor a fee on the portion not drawn. The Company paid the investor approximately $50,000 during the year ended September 30, 2001, which is included in interest expense on the statement of operations.

Note 10. Employee Retirement Plan

The Company has a Simple Individual Retirement Account (IRA) plan for its employees. Employees are eligible to participate in the plan if their compensation reaches certain minimum levels and are allowed to contribute up to a maximum of $6,500 annual compensation to the plan. The Company has elected to match 100 percent of employee contributions to the plan up to a maximum of 3 percent of employee compensation for the year ended September 30, 2001. Company contributions were $15,303 and $17,539 for 2001 and 2000, respectively.

Note 11. Industry Segments and Financial Information About Foreign and Domestic Operations

The Company currently operates primarily in one industry segment which includes the development, manufacture and marketing of consumer health care products.

The Company operates in foreign and domestic regions. Information about the Company's operations by geographic area is as follows.

	Net Sales to External Customers		*Long-Term Assets*	
Years ended September 30	*2001*	*2000*	*2001*	*2000*
(Amounts in thousands)				
United States	$ 2,715	$ 2,197	$ 136	$ 51
Brazil	766	1,446	—	—
South Africa	733	—	—	—
Ghana	547	*	—	—
Japan	382	895	—	—
United Kingdom	*	*	1,571	2,081
Other	1,573	1,229	—	—
Total	**$ 6,716**	**$ 5,767**	**$ 1,707**	**$ 2,132**

*Less than 5 percent of total net sales

Note 12. Contingent Liabilities

The testing, manufacturing and marketing of consumer products by the Company entail an inherent risk that product liability claims will be asserted against the Company. The Company maintains product liability insurance coverage for claims arising from the use of its products. The coverage amount is currently $5,000,000 for FHC's consumer health care product.

A former holder of the $1,500,000 convertible debentures (see *Note 4* for additional details on the debentures) has alleged that the Company is in default with respect to the perfection of the investors' security interest in the Company's assets. The investor has demanded the issuance of 1,500,000 shares of the Company's common stock to the investors due to this default. The Company disputes this claim and intends to vigorously defend its position.

Note 13. Related Parties

It has been and currently is the policy of the Company that transactions between the Company and its officers, directors, principal shareholders or affiliates are to be on terms no less favorable to the Company than could be obtained from unaffiliated parties. The Company intends that any future transactions between the Company and its officers, directors, principal shareholders or affiliates will be approved by a majority of the directors who are not financially interested in the transaction.

Note 14. Continuing Operations

The Company's consolidated financial statements have been prepared on a going-concern basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred a loss of $1.3 million for the year ended September 30, 2001, and as of September 30, 2001, had an accumulated deficit of $50.3 million. At September 30, 2001, the Company had working capital of $0.7 million and stockholders' equity of less than $0.1 million. In the near term, the Company expects operating and capital costs to continue to exceed funds generated from operations, due principally to the Company's fixed manufacturing costs relative to current production volumes and the ongoing need to commercialize The Female Condom around the world. As a result, operations in the near future are expected to continue to use working capital. Management recognizes that the Company's continued operations may depend on its ability to raise additional capital through a combination of equity or debt financing, strategic alliances and increased sales volumes.

At various points during the developmental stage of the product, the Company was able to secure resources, in large part through the sale of equity and debt securities, to satisfy its funding requirements. As a result, the Company was able to obtain FDA approval, worldwide rights, manufacturing facilities and equipment and to commercially launch The Female Condom.

Management believes that recent developments, including the Company's agreement with the UNAIDS, a joint United Nations program on HIV/AIDS, provide an indication of the Company's early success in broadening awareness and distribution of The Female Condom and may benefit efforts to raise additional capital and to secure additional agreements to promote and distribute The Female Condom throughout other parts of the world.

Between September and November 1999, the Company completed a private placement where 983,333 shares of the Company's common stock were sold for $737,500. The stock sales were directly with accredited investors and included one current director of the Company. The Company sold the shares to these investors at a price of $0.75 per share.

During the year ended September 30, 2000, the Company completed private placements where 1,421,669 shares of the Company's common stock were sold for $835,000. The stock sales were directly with accredited investors and included two current directors of the Company. The Company sold the shares to these investors at prices which ranged from $0.50 and $0.75 per share.

During the year ended September 30, 2001, the Company completed private placements where 1,600,000 shares of the Company's common stock were sold for $800,000. The stock sales were directly with accredited investors and included one current director of the Company. The Company sold the shares to these investors at the price of $0.50 per share.

On May 18, 2001, the Company entered into an agreement with Heartland Bank providing for a $2,000,000 credit facility. The Company may borrow under the credit facility from time to time, subject to certain conditions, including obtaining personal guarantees of 125 percent of the amount outstanding under the credit facility. The Company has currently borrowed $1,500,000 under the credit facility. The unpaid balances on the credit facility are due May 18, 2004, and bear interest payable at a rate of 10 percent.

On March 30, 2001, the Company issued a $250,000 convertible debenture to one accredited investor. The debenture is due March 30, 2004, bears interest payable at a rate of 12 percent and is convertible into the Company's common stock based on a price of $0.50 per share.

On June 1, 2001, the Company issued an aggregate $200,000 of convertible debentures to two accredited investors. The debentures are due May 30, 2004, bear interest payable at a rate of 10 percent per annum, and are convertible into the Company's common stock based on a price per share equal to $0.50 per share which was the market price at the commitment date of this transaction.

While the Company believes that its existing capital resources will be adequate to fund its currently anticipated capital needs, if they are not, the Company may need to raise additional capital until its sales increase sufficiently to cover operating expenses.

Further, there can be no assurance, assuming the Company successfully raises additional funds or enters into business agreements with third parties, that the Company will achieve profitability or positive cash flow. If the Company is unable to obtain adequate financing, management will be required to sharply curtail the Company's efforts to promote The Female Condom and to curtail certain other of its operations or, ultimately, cease operations.

Profile

The Female Health Company (FHC) is the maker of FC Female Condom, a revolutionary option for contraception and the prevention of sexually transmitted diseases, including HIV/AIDS.

FHC was created as a worldwide company in February 1996 with the purchase of Chartex Resources Ltd., the holder of exclusive worldwide rights to FC. FHC is the sole manufacturer and marketer of FC in the world.

The corporation holds exclusive product and technology patents in the United States, Australia, Brazil, Canada, the European Patent Convention, France, Germany, Italy, Spain, the United Kingdom, the People's Republic of China, South Korea and Japan. The company now has the registered trademark FC Female Condom® in the United States.

FC is available through public sector agencies in more than 80 countries and throughout the United States. It is also sold commercially in 17 countries – including the United States, the United Kingdom, Australia, Brazil, Canada, Denmark, France, Germany, Holland, Italy, Japan, Mexico, Spain, Suriname, Switzerland, Turkey and Venezuela.

Product

FC is designed for use by women to help prevent HIV/AIDS, other sexually transmitted diseases and unintended pregnancy. Made of polyurethane, the soft, thin sheath lines the vagina and covers the labia during intercourse; it is held in place with a soft ring at each end.

Clinical studies in the United States and Japan show that FC is 95 percent to 98 percent efficacious in protecting against pregnancy when used correctly and consistently. Studies have shown FC to be a highly effective barrier to the viruses and bacteria that cause sexually transmitted diseases, including HIV/AIDS.

The Female Health Company and its partners currently market The Female Condom under FC Female Condom® brand name in the United States, and Reality®, *Femidom, Femy, Care, MyFemy*, and *Dominique* in the rest of the world.

"Safe Harbor" Statement under the Private Securities Litigation Reform Action of 1995: The statements in this release which are not historical fact are forward-looking statements based upon the Company's current plans and strategies, and reflect the Company's current assessment of the risks and uncertainties related to its business, including such things as product demand and market acceptance; the economic and business environment and the impact of government pressures; currency risks; capacity; efficiency and supply constraints; and other risks detailed in the Company's press releases, shareholder communication and Securities and Exchange Commission filings. Actual events affecting the Company and the impact of such events on the Company's operations may vary from those currently anticipated.

Officers

O.B. Parrish
Chief Executive Officer

Mary Ann Leeper, Ph.D.
President/Chief Operating Officer

William R. Gargiulo Jr.
Vice President/Secretary (retired)

Michael Pope
Vice President, U.K. Operations

Mitchell Warren
Vice President, International Affairs

Jack Weissman
Vice President, Sales

Board of Directors

O.B. Parrish
Chairman of the Board
Chief Executive Officer
The Female Health Company
Chicago, Illinois

Mary Ann Leeper, Ph.D.
President/Chief Operating Officer
The Female Health Company
Chicago, Illinois

William R. Gargiulo Jr.
Vice President (retired)
The Female Health Company
Chicago, Illinois

David R. Bethune
Chairman and Chief Executive Officer
Atrix Laboratories
Fort Collins, Colorado

Stephen M. Dearholt
Partner
Insurance Processing Center
Milwaukee, Wisconsin

James R. Kerber
Consultant to the insurance industry
Englewood, Colorado

Michael R. Walton
President/Owner
Sheboygan County Broadcasting Co.
Milwaukee, Wisconsin

Richard E. Wenninger
Chairman, Wenninger Company Inc.
Milwaukee, Wisconsin

Corporate Headquarters
515 North State Street
Suite 2225
Chicago, Illinois 60610
312.595.9123

Manufacturing Headquarters
One Sovereign Park
Park Royal, London, England

World Wide Web Address
www.femalehealth.com
www.femalecondom.org

E-mail Addresses
info@femalehealth.com
info@femalecondom.org
fhcinvestor@aol.com

Transfer Agent and Registrar
Firstar Trust Company
Milwaukee, Wisconsin

Independent Auditors
McGladrey & Pullen, LLP
Schaumburg, Illinois

Legal Counsel
Reinhart Boerner Van Deuren, s.c.
Milwaukee, Wisconsin

Stock Exchange Listing
The Female Health Company common shares are traded on the OTC Bulletin Board.
Symbol: FHCO

Inquiries
Shareholders, prospective investors, stockbrokers, financial analysts and other parties seeking additional information about The Female Health Company (including Securities and Exchange Commission Form 10-KSB and Quarterly Reports to Shareholders) should contact Investor Relations at 312.595.9123. Send an e-mail request to info@femalehealth.com, or write to:

Investor Relations
The Female Health Company
515 North State Street
Suite 2225
Chicago, Illinois 60610

For more information about The Female Health Company and The Female Condom, visit www.femalehealth.com or www.femalecondom.org. Also, dial our fax-on-demand service – 800-PROINFO – and enter the company code: FHCO.

Credits
Editorial: Brenton & Ward Ltd., Chicago, Illinois / 312.263.4556 / brentonward@aol.com
Design: Parish Design, Harbert, Michigan / 616.469.7593 / cparish@triton.net

The Female Health Company

515 North State Street
Suite 2225
Chicago, Illinois 60610
312.595.9123
www.femalehealth.com